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Intermediate Bond Fund of America
333 South Hope Street
Los Angeles, California 90071
Phone (213) 486-9200

Kimberly S. Verdick
Secretary

October 27, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Intermediate Bond Fund of America
File Nos. 811-05446 and 033-19514

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on September 30, 2009 to the fund’s Post-Effective Amendment No. 33 to the Registration Statement under the Securities Act of 1933 and Amendment No. 34 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on November 1, 2009.

1.           Investment objective, strategies and risks – page 8 of the fund’s prospectus

Comment:  The prospectus states that: “The fund may invest up to 10% of its assets in securities rated in the BBB or Baa rating category (or in unrated securities determined to be of equivalent quality by the fund’s investment adviser).” Please confirm whether the fund may invest in securities rated below BBB/Baa.

Response:   The fund does not currently invest in securities rated below BBB/Baa.

If you have any questions please do not hesitate to contact me at (213) 486-9345 or Tim McHale at (213) 615-0404.

/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary